EXHIBIT 3
July 11, 2007
Mr. Timothy Hoeksema
Chairman and CEO
Midwest Air Group Inc.
6744 South Howell Avenue
Oak Creek, WI 53154
Dear Tim,
     We note the results of the recent annual meeting of Midwest Air Group and the company’s press release following the conclusion of voting on the board of director nominees. We were pleased to hear that the company has now acknowledged that its “shareholders have spoken,” that the board is “fully accountable to all Midwest Air Group shareholders” and that it is now willing to meet with AirTran.
     At the same time, we note the statement that “our shareholders want us to listen and that is what we intend to do.” Unfortunately, this falls significantly short. While listening is certainly a first step, there should be no mistaking the fact that the board must immediately engage in constructive and good faith negotiations with AirTran to effectuate a mutually beneficial transaction. We emphasize in the strongest terms that we would not take lightly a meeting where Midwest merely listens, reiterates its previous rejection, and does not move forward towards a strategic combination. We believe other shareholders would hold a similar view. If this is the company’s intention, we encourage you to chart a different course.
     The reality is that the current AirTran offer is extremely compelling, indeed so compelling that close to sixty percent of shareholders have already affirmatively tendered into the exchange offer. Not only does the proposed transaction continue to be superior for essentially every constituency involved, it is clear that if the board enters into good faith conversations that additional value may be found through a negotiated transaction. We believe it is irresponsible and wrong for the company not to abide by its fiduciary responsibility to engage with AirTran.
     This is all the more clear in light of the recent revocation of guidance by the company, even as shareholders were digesting the announcement of the company’s long-term strategic plan. The company’s plan not only contains significant execution risk, it also relies heavily on a variety of variables well beyond the company’s control. In fact, it does not appear that the company has earnings visibility for even a few months. The airline industry is volatile and precarious, and Midwest will be far better able to weather any negative developments in fuel costs, geopolitical stability, economic recession or competitive threats as part of a much larger, combined enterprise. We put little credence in Goldman Sachs’ rosy valuation picture, which presumably relies on projections provided by Midwest. The majority of your shareholders are sophisticated investors who have actually invested capital in Midwest, run their own analysis and concluded that they do not agree with Goldman.

     As you are aware, we currently own approximately seven percent of Midwest’s outstanding shares, making us the company’s largest shareholder according to the latest publicly available information. We again call upon the board of Midwest to listen to the actual message sent by shareholders and immediately engage with AirTran.
Sincerely,
/s/ Richard Hurowitz

Richard Hurowitz
Chief Executive Officer
cc:	Board of Directors David H. Treitel Richard H. Sonnentag Ulice Payne, Jr. Elizabeth T. Solberg Samuel K. Skinner John M. Albertine Jeffrey H. Erickson Charles F. Kalmbach